

January 15, 2014

<u>Via E-mail</u>
Manish Singh
President and Chief Executive Officer
Lion Biotechnologies, Inc.
21900 Burbank Boulevard, Third Floor
Woodland Hills, CA 91367

> **Re: Lion Biotechnologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 7, 2014**
> **File No. 333-192649**

Dear Mr. Singh:

We have reviewed your responses to the comments in our letter dated December 27, 2013 and have the following additional comments.

<u>Executive Compensation, page 45</u>

1. Please revise this section to update the information for the fiscal year ended December 31, 2013. Refer to Items 402(m) through (r) of Regulation S-K.

<u>Relationships with Selling Stockholders, page 62</u>

2. We note that certain selling stockholders are broker-dealers or affiliates of broker-dealers. Please revise this section to clarify, if true, that (i) such selling stockholders received the warrants in the ordinary course of business and (ii) at the time such selling stockholders received the warrants, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the warrants or the underlying securities.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
Istvan Bendo
TroyGould PC